Exhibit 99.1

Stellantis Resets its Business to Meet Customer Preferences and
to Support Profitable Growth

H2 2025 charges of approximately €22 billion primarily reflect a strategic shift to put freedom of choice – from a growing range of EVs, hybrids and advanced internal combustion engines – at the heart of the Company’s plans

Preliminary financial results disclosed for H2 2025; improved Net Revenues and Industrial Free Cash Flow (IFCF). Adjusted Operating Income (AOI) & Net Income impacted by specific items

•This reset of Stellantis’ business resulted in charges of approximately €22.2 billion(1) excluded from AOI(2) for the second half of 2025, including cash payments of approximately €6.5 billion, which are expected to be paid over the next four years.

•These actions continue the decisive changes Stellantis began implementing in 2025, which are already delivering early benefits, including a return to volume and Net revenue growth in H2 2025, increases in customer and dealer ordering, and improvements in initial quality KPIs.

•2026 guidance initiated, projecting improvement in Net revenues, AOI margin(3) and IFCF(4).

•In recognition of the 2025 Net loss, the Company will not pay a dividend in 2026. In addition, the Board authorized the issuance of up to €5 billion non-convertible subordinated perpetual hybrid bonds. These actions will contribute to preserving a strong balance sheet, with approximately €46 billion in Industrial available liquidity(5) at year-end.

AMSTERDAM - February 6, 2026 - Stellantis N.V. (“Stellantis” or “the Company”) today announced that as part of the reset of its business and as it prepares for the communication of its new strategic plan in May of this year, it has conducted a thorough assessment of its strategy and related costs required to align the Company with the real-world preferences of its customers.

Over the past five years Stellantis has become a leader in electric vehicles and will continue to be at the forefront of their development. That journey continues at a pace that needs to be governed by demand rather than command. Stellantis is committed to being a beacon for freedom of choice, including for those customers whose lifestyles and working requirements make the Company’s growing range of hybrid and advanced internal combustion engine vehicles the right solution for them.

Stellantis CEO Antonio Filosa commented: “The reset we have announced today is part of the decisive process we started in 2025, to once again make our customers and their preferences our guiding star. The charges announced today largely reflect the cost of over-estimating the pace of the energy transition that distanced us from many car buyers’ real-world needs, means and desires. They also reflect the impact of previous poor operational execution, the effects of which are being progressively addressed by our new team”

He added: “We have gone deep into every corner of our business and are making the necessary changes, mobilizing all the passion and ingenuity we have within Stellantis. The positive customer reception to our product actions in 2025 resulted in increased orders and a return to top-line growth. In 2026, our unwavering focus is on closing past execution gaps to add further momentum to these early signs of renewed growth. We look forward to sharing the full details of our new strategy at our Investor Day on May 21.”

Initial actions taken in 2025 to reset Stellantis and catalyze growth include:

•The announcement of the largest investment in Stellantis’ U.S. history:

▪$13 billion of investment over the next 4 years to drive growth in the U.S.
▪Introducing 5 new vehicles and initiating 19 other product actions
▪Adding more than 5,000 jobs and increasing U.S. manufacturing capacity utilization

•Launching 10 all-new products in 2025, and expanding powertrain choices, including:

▪Returning the iconic HEMI® V-8 to the Ram 1500
▪Returning the Jeep® Cherokee and introducing the next generation Jeep® Compass
▪Introducing the Dodge Charger SIXPACK two-door
▪Introducing the Fiat Grande Panda and Fiat 500 Hybrid
▪Introducing the Citroën C3 Aircross and C5 Aircross

•The cancellation of products that will be unable to achieve profitable scale, including the previously planned Ram 1500 BEV, recognizing both the need to align with customer demand and the changes to U.S. regulatory frameworks.

•A thorough reorganization of the Company’s global manufacturing and quality management processes. In this context, the Company hired over 2,000 engineers during 2025, mainly in North America.

Decisive organizational changes made include the re-empowerment of regional teams, freeing them to make decisions based on their direct knowledge of the preferences of the customers they serve. The Company has also moved to create a more cost-efficient supply chain to support the long-term development of Stellantis’ electrified vehicle programs. The important product actions taken during 2025, which continue to roll out in 2026, and the disciplined allocation of capital to support these, reflect the new team’s determination to drive profitable growth.

Early Benefits of Actions Taken in 2025

The effectiveness of these initial measures is evidenced by Stellantis’ return to positive volume growth. H2 2025 Consolidated Shipment volume of 2.8 million units increased by 277 thousand, or +11% year-over-year. North America contributed most strongly to the growth (+39%), benefiting from both improved inventory management and higher sales, while Enlarged Europe, South America, Middle East & Africa, and China and India & Asia Pacific each also contributed year-over-year volume gains.

Market share in the U.S. at 7.9% for H2 2025 was 60 basis points higher sequentially. In Enlarged Europe, Stellantis retained its overall #2 market share position and was also the leader in the all-hybrids segment, in the passenger car B-segment and in the LCV market. Customer order intake in Enlarged Europe increased throughout the year, with notable acceleration in H2 2025 (+13% y-o-y) with Q4 2025 orders up 23% y-o-y.

The renewed focus, improved methods and enlarged engineering staff committed to quality management are already seeing encouraging early results. For example, the number of issues reported for vehicles in their first month of service decreased over 50% in North America, and over 30% in Enlarged Europe since the beginning of 2025.

This reset of Stellantis’ business resulted in charges of approximately €22.2 billion, excluded from AOI, for the second half of 2025, including cash payments of approximately €6.5 billion, which are expected to be paid over the next four years.

1. €14.7 billion related to re-aligning product plans with customer preferences and new emission      regulations in the U.S., largely reflecting significantly reduced expectations for BEV products:

•Includes write-offs related to cancelled products of €2.9 billion and impairment of platforms of €6.0 billion, primarily due to significantly reduced volume and profitability expectations.
•Includes approximately €5.8 billion in projected cash payments over the next four years, relating to both cancelled products as well as other ongoing BEV products whose volumes are now expected to be considerably below prior projections.

2. €2.1 billion related to the resizing of the EV supply chain:

•€2.1 billion of charges, including a total of approximately €0.7 billion in cash payments expected to be paid over the next four years, related to steps of rationalizing battery manufacturing capacity.

3. €5.4 billion related to other changes in the Company’s operations:

•€4.1 billion due to a change in estimate for contractual warranty provision, resulting from the reassessment of the estimation process, taking into account recent increases in cost inflation and a deterioration in quality, as a result of operational choices, which did not deliver the expected quality performance, now being reversed by the new management team.
•€1.3 billion of other charges, including restructuring primarily related to already communicated workforce reductions in Enlarged Europe.

The Company has taken the vast majority of decisions required to correct direction, particularly related to aligning our product plans and portfolio with market demand, which are reflected in the amounts accrued.

Preliminary financial information for the Second Half 2025(1): Second half 2025 Net revenues and Industrial free cash flows improved compared to the first half of 2025, consistent with the Company’s latest financial guidance. However, results were negatively impacted by specific items, including the change in estimate for contractual warranties, and other items, resulting in AOI margin for the second half of 2025 finishing below the guided low-single digit range.

Financial Information (Preliminary and Unaudited)	Second Half 2025
Estimate (€B)
Net revenues	€78 - €80
Net loss	(€19) - (€21)
Adjusted operating income(3)	(€1.2) - (€1.5)
Cash flows from operating activities	(€2.3) - (€2.5)
Industrial free cash flows(4)	(€1.4) - (€1.6)

Dividend suspended, hybrid bonds issuance authorized.

In recognition of the Company’s Net loss for the full-year 2025 the Company will not pay an annual dividend in 2026.

In addition, the Board of Directors of Stellantis N.V. authorized the issuance of non-convertible subordinated perpetual hybrid bonds, up to a maximum amount of €5 billion.

These actions will contribute to preserving a strong balance sheet and liquidity position, while the Company works to return the business to positive industrial free cash flow generation.

Industrial available liquidity ended 2025 at approximately €46 billion, representing a 30% ratio compared to 2025 Net revenues, at the upper-end of the Company’s targeted 25-30% ratio to Net revenue.

Initiating Preliminary 2026 Financial Guidance. In spite of the challenging industry context, in particular ongoing regulatory uncertainties in Enlarged Europe, the Company’s progress in improving its product portfolio and industrial execution puts it in the position to continue a gradual sequential improvement in its principal KPIs.

The Company expects to improve each of Net revenues, AOI margin(3) and cash generation in 2026, and during the 2026 financial year, to see improvement in these measures from the first half to the second half.

2026 Financial Guidance
Net revenues	Mid-Single Digit % Increase
Adj. operating income(3) margin	Low-Single Digit % Includes Projected €1.6B in net tariff expenses (€1.2B in 2025)
Industrial free cash flows(4)	Improved Y-o-Y Includes (€2B) in 2026 payments related to H2 '25 charges Expect Positive IFCF in 2027

Management Conference Call:

Stellantis CEO Antonio Filosa and CFO Joao Laranjo will host a conference call to discuss the preliminary financial figures for Second Half 2025, and answer analyst questions.

Time: Friday, February 6th, at 8:00 a.m. EST / 2:00 p.m. CET
Link: Available on the Investors section of the Company’s website (www.stellantis.com)

Full year 2025 financial results will be released as scheduled on February 26, 2026.

NOTES

(1)    Final figures will be provided in our H2 2025 Results. Analysts should interpret these numbers with the understanding that they are preliminary and subject to change.

(2)    Adjusted Operating Income/(Loss) excludes from Net profit/(loss) adjustments comprising restructuring and other termination costs, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance, and also excludes Net financial expenses/(income) and Tax expense/(benefit).
Unusual operating income/(expense) are impacts from strategic decisions, as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to: impacts from strategic decisions to rationalize Stellantis' core operations; facility-related costs stemming from Stellantis' plans to match production capacity and cost structure to market demand, and convergence and integration costs directly related to significant acquisitions or mergers.

(3)    Adjusted Operating Income/(Loss) Margin is calculated as Adjusted operating income/(loss) divided by Net revenues.

(4)    Industrial Free Cash Flows is our key cash flow metric and is calculated as Cash flows from operating activities less: (i) cash flows from operating activities from discontinued operations; (ii) cash flows from operating activities related to financial services, net of eliminations; (iii) investments in property, plant and equipment and intangible assets for industrial activities, (iv) contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments; and adjusted for: (i) net intercompany payments between continuing operations and discontinued operations; (ii) proceeds from disposal of assets and (iii) contributions to defined benefit pension plans, net of tax. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables, factoring and the payment of accounts payables, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Company’s control. In addition Industrial free cash flows is one of the metrics used in the determination of the annual performance for eligible employees, including members of the Senior Management.

(5)    Industrial available liquidity is calculated as total cash, cash equivalents and financial securities plus undrawn committed credit lines available to Industrial activities. See Appendix for table.

# # #

About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is a leading global automaker, dedicated to giving its customers the freedom to choose the way they move, embracing the latest technologies and creating value for all its stakeholders. Its unique portfolio of iconic and innovative brands includes Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. For more information, visit www.stellantis.com.

@Stellantis	Stellantis	Stellantis	Stellantis

For more information, contact:
investor.relations@stellantis.com
communications@stellantis.com
www.stellantis.com

Stellantis Forward Looking Statements

This communication contains forward-looking statements. In particular, statements regarding future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, future financial and operating results, the anticipated closing date for the proposed transaction and other anticipated aspects of our operations or operating results are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on Stellantis’ current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the ability of Stellantis to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; Stellantis’ ability to successfully manage the industry-wide transition from internal combustion engines to full electrification; Stellantis’ ability to offer innovative, attractive products and to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; Stellantis’ ability to produce or procure electric batteries with competitive performance, cost and at required volumes; Stellantis’ ability to successfully launch new businesses and integrate acquisitions; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in Stellantis’ vehicles; exchange rate fluctuations, interest rate changes, credit risk and other market risks; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in Stellantis’ vehicles; changes in local economic and political conditions; changes in trade policy, the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the level of governmental economic incentives available to support the adoption of battery electric vehicles; the impact of increasingly stringent regulations regarding fuel efficiency requirements and reduced greenhouse gas and tailpipe emissions; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the level of competition in the automotive industry, which may increase due to consolidation and new entrants; Stellantis’ ability to attract and retain experienced management and employees; exposure to shortfalls in the funding of Stellantis’ defined benefit pension plans; Stellantis’ ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the operations of financial services companies; Stellantis’ ability to access funding to execute its business plan; Stellantis’ ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with Stellantis’ relationships with employees, dealers and suppliers; Stellantis’ ability to maintain effective internal controls over financial reporting; developments in labor and industrial relations and developments in applicable labor laws; earthquakes or other disasters; risks and other items described in Stellantis’ Annual Report on Form 20-F for the year ended December 31, 2024 and Current Reports on Form 6-K and amendments thereto filed with the SEC; and other risks and uncertainties.

Any forward-looking statements contained in this communication speak only as of the date of this document and Stellantis disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning Stellantis and its businesses, including factors that could materially affect Stellantis’ financial results, is included in Stellantis’ reports and filings with the U.S. Securities and Exchange Commission and AFM.

APPENDIX

Preliminary H2 2025 Consolidated Shipments

	H2 ‘24	H1 ‘25	H2 ‘25	H2 ‘25 VS H1 ‘25		H2 ‘25 y-o-y change
	units/000			units/000		units/000
GROUP	2,543	2,664	2,820	156	6%	277	11%
North America	594	647	825	178	28%	231	39%
Enlarged Europe	1,189	1,289	1,201	(88)	(7)%	12	1%
Middle East & Africa	209	225	228	3	1%	19	9%
South America	518	471	529	58	12%	11	2%
China and India & Asia Pacific	29	28	33	5	18%	4	14%
Maserati	4.8	4.2	3.7	(0.5)	(12)%	(1.1)	(23)%
_______________________________________________________________________________________________________________________________________________________________________

Consolidated shipments only include shipments by Company’s consolidated subsidiaries, which represent new vehicles invoiced to third party (dealers/importers or final customers).
Analysts should interpret these numbers with the understanding that they are preliminary and subject to change. Items may not foot due to rounding.

Supplemental Information On Change in Estimate on Contractual Warranty

Background

•Various models were historically used to estimate contractual warranties provided with vehicles

Factors Leading to the Review

•Recent increased volatility, largely in North America and Enlarged Europe, driven by factors such as cost inflation, quality issues from new powertrains, new launches on new platforms, and deterioration in quality as a result of operational choices, which did not deliver the expected quality performance, now being reversed by the new management team.

•Historical models, sufficient at estimating in prior periods, proving too slow to reflect any rapid changes in warranty spending

Change in Estimate

▪Estimates rely on updated actuarial models that incorporate traditional actuarial projection methods, which include refined trend development and inflationary trends and correlations as well as provide a greater responsiveness to the higher recent warranty spend compared to historical periods.

H2 Warranty Adjustment
	(Related to shipments in)
€ billion	Prior Periods	H1 2025	H2 2025	Total Adjustment	o/w excluded from AOI	Impact on AOI
Warranty	4.1	0.5	0.8	5.4	4.1	1.3

o/w North America	3.3	0.4	0.5	4.2	3.3	0.9
o/w Enlarged Europe	0.9	0.1	0.2	1.2	0.9	0.3

Note: Figures above represent preliminary, unaudited results only. Final results will be presented on February 26, 2026

Warranty Expense (P&L) and Spend (Cash)

€ billion	Total 2025(1)	Total 2024
Total Warranty Provision at 1/1	9.3	9.0
Warranty Expense	11.7	6.2
Warranty Spend	(6.4)	(6.2)
Other Movements, such as FX	(0.6)	0.3

Total Warranty Provision at 12/31	14.1	9.3
1.Figures above represent preliminary, unaudited results only and may not add due to rounding. Final results will be presented in our Annual Report and Form 20-F on or about February 26, 2026

Industrial Available Liquidity

Industrial available liquidity is calculated as total cash, cash equivalents and financial securities plus undrawn committed credit lines as shown below.

Industrial Available Liquidity
€ billion
Outstanding Dec 31 2025	Group	Industrial Activities	Financial Services

Cash, Cash Equivalents and Financial Securities	31.5	29.3	2.2
Undrawn Committed Credit Lines	18.3	16.4	1.9
Total Industrial Available Liquidity	49.8	45.7	4.1
Figures above represent preliminary, unaudited results only. Final results will be presented on February 26, 2026